UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of

January 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), pursuant to article 157, 4th paragraph of Law No. 6.404/76 and CVM Instruction No. 358/2002, announces that as of this date Mr. João Adalberto Elek Junior left the positions of Company’s Chief Financial and Investors Relations Officer. Today, the Company’s Board of Directors appointed Mr. Guilherme Perboyre Cavalcanti as Company’s Officer, without specific designation, to act as the Company’s Chief Financial and Investors Relations Officer, effective as of February 1st, 2012, being responsible for the Controlling, Investors Relations, Information Technology and Treasury Departments.

Mr. João Adalberto Elek Junior is leaving this position after having played an important role in the Company’s financial strategy. The Company’s management is grateful to Mr. João Adalberto Elek Junior for the duties executed up to this date.

São Paulo, January 30th, 2012.

FIBRIA CELULOSE S.A.

José Luciano Duarte Penido

Board of Directors Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: January 30, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO